Exhibit (a)(10)


           REGULATORY APPROVALS FOR PROPOSED ACQUISITION OF WHITTAKER

                  New York, July 13, 1999 - Meggitt PLC (LSE: MGGT) has been notified that the US Federal Trade Commission has completed its review under the Hart-Scott-Rodino Act of Meggitt's acquisition of Whittaker Corporation (NYSE:
WKR) and that there will not be a request for additional information.

                  Meggitt PLC has also been notified by the Committee on Foreign Investment in the United States that the review process under the Exon-Florio provisions of the US Defense Production Act has been completed.

                  Following the successful completion of the above, the remaining conditions to the tender offer include the tender of shares representing a majority of Whittaker Corporation's common stock on a fully diluted basis. The tender offer is scheduled to expire at 12:00 midnight, New York City time, on Tuesday, July 13, 1999.